Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	2004	2005	2006	2006	2008
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$108,601	$156,379	$189,404	$240,331	$344,533
Fixed charges	41,657	56,656	60,599	59,714	57,779
Amortization of capitalized interest	463	465	475	533	641
Distributed income of equity investees	—	3,300	4,125	3,800	5,200
Interest capitalized	(426)	(817)	(2,371)	(4,452)	(4,803)

Total earnings	$150,295	$215,983	$252,232	$299,926	$403,350

FIXED CHARGES:
Interest expense	$37,893	$52,554	$55,107	$52,812	$51,948
Interest capitalized	426	817	2,371	4,452	4,803
Debt expense amortization	3,056	2,871	2,681	2,144	767
Rent expense representative of interest factor	282	414	440	306	261

Total fixed charges	$41,657	$56,656	$60,599	$59,714	$57,779

Ratio of earnings to fixed charges	3.6	3.8	4.2	5.0	7.0

*	Excludes equity investment income.